May 25, 2007

Mail Stop 4561

Jeffrey W. Lunsford
Limelight Networks, Inc.
2220 W. 14th Street
Tempe, Arizona  85281

RE:	Limelight Networks, Inc.
Amendment No. 2 to Form S-1 filed May 21, 2007
File No. 333-141516

Dear Mr. Lunsford:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

A lawsuit has been filed..., page 8

1. We note your response to comment 3. Please confirm to us that Digital Island was not required to pay damages to Akamai in connection with the lawsuit.

Financing Activities, page 57

2. Please disclose why the escrow reserve was reduced. For instance, please disclose if the escrow reserve was reduced to reflect your belief that the full reserve was not necessary to cover future expenses.

Principal and Selling Stockholders, page 100

3. Please disclose the natural person that controls voting and dispositive powers with respect to the shares held by Archimedes
Capital LLC.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Wilson Lee, Staff Accountant at 202-551-3468 or
Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Mark Reinstra, Esq. (via facsimile)
Jeffrey W. Lunsford
Limelight Networks, Inc.
May 25, 2007
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